February 12, 2020

Brandon Stump
Chief Executive Officer
Charlie's Holdings, Inc.
1007 Brioso Drive
Costa Mesa, CA 92627

       Re: Charlie's Holdings, Inc.
           Amendment No. 4 to
           Registration Statement on Form S-1
           Filed February 10, 2020
           File No. 333-232596

Dear Mr. Stump:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2020 letter.

Amended Form S-1 filed February 10, 2020

General

1. We note your response to our prior comment 2 and reissue in part. Revise on pages 18 and 83 to state whether your exclusive forum provision would apply to Securities Act claims.
 Brandon Stump
Charlie's Holdings, Inc.
February 12, 2020
Page 2

       You may contact Effie Simpson at 202-551-3346 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameBrandon Stump                           Sincerely,
Comapany NameCharlie's Holdings, Inc.
                                                          Division of
Corporation Finance
February 12, 2020 Page 2                                  Office of Finance
FirstName LastName